Filed by Mountain Crest Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40562

Subject Company: CH AUTO INC. and CH-AUTO TECHNOLOGY CORPORATION LTD.

The following article is translated from communication originally made available in Chinese by CH-AUTO TECHNOLOGY CORPORATION LTD. (“CH-AUTO”) on the official WeChat account of Xing Che Chang on May 26, 2022.

Let’s Talk | Exclusive Interview with Lu Qun: Halftime Review, Reflections and Insights from Qiantu Motor

Author: Nan Shen

Editor: Nan Shen

The conversations with Lu Qun, the founder of Qiantu Motor, always impressed me, and it seemed that each conversation caught up with the nodes of Qiantu Motor’s development.

As an OG-level new force in the automotive industry, Qiantu Motor was among the first to receive a new energy vehicle (NEV) manufacturer qualification from the National Development and Reform Commission (NDRC) back in 2016. In 2018 it became the sixth carmaker in China that had received a “double qualification” for new pure electric passenger cars. Qiantu Motor was obviously an early bird in NEV manufacture. The first time I interviewed Lu was when Qiantu Motor had just received the NDRC qualification. At that time Lu was really confident about the automaker’s future.

My second interview with Mr. Lu was when Qiantu Motor decided to voluntarily withdraw from the National Equities Exchange and Quotations (NEEQ) in the hope of entering SSE STAR Market for new financing opportunities.

The third time I had a chat with Mr. Lu was last year. It was the same day when Lei Jun announced a plan to invest RMB100 billion in car manufacturing, signaling Xiaomi’s first foray into the automobile industry. At that time, Qiantu Motor had remained quiet for a long time. I still remember clearly this remark Mr. Lu made to the effect that “The pattern is not yet fixed, and the competition has just begun.”

At the end of last year, Qiantu Motor received financing from Tsinghua alumni. Around this recent May Day, Qiantu Motor made a lot of market moves.

CH-AUTO TECHNOLOGY CORPORATION LTD., parent company of Qiantu Motor, announced that it signed a merger agreement with Mountain Crest Acquisition Corp. IV on April 30. The entire transaction is expected to close by the end of this year, according to a press release issued by both parties on May 2. CH-AUTO TECHNOLOGY CORPORATION LTD. was initially valued at approximately US$1.25 billion. The following day, Qiantu Motor’s press conference on Douyin APP revealed that the pre-sale of Qiantu’s K20 model would kick off soon.

With the financing from Tsinghua alumni, de-SPAC transaction, and new vehicles, Qiantu Motor, which has been at a low ebb for the past two years, is showing signs of a comeback. This also gave me more reasons to have a new interview with Mr. Lu.

So, how come Qiantu Motor suddenly got new financing? What’s going on with the once-troubled Qiantu Motor?

Mr. Lu, who was personally in the office of Qiantu Motor’s Suzhou factory, had a dialogue with me on the carmaker’s past lessons and future prospects.

“Long time no see! The COVID-19 pandemic has made us realize how time flies.” After the short greetings, Mr. Lu, wearing a souvenir shirt of Tsinghua alumni, frankly answered many recent market concerns for Qiantu Motor.

Financing is always the lifeline for a startup, and it is also an inevitable topic. Our talk started with money.

For the new Round-T financing, Lu Qun said that the reason why it was called Round-T financing was simply because the money generally came from Tsinghua alumni. For Qiantu Motor, the Tsinghua alumni financing secured by Lu Qun, a graduate of Tsinghua University’s Department of Automotive Engineering was a real lifesaver.

“The round of financing done in the fourth quarter of last year was all contributed by the alumni of Tsinghua University, so we call it a Round-T. The strategic investment from my former schoolmates made it possible for Qiantu Motor to deal with debt and litigation orderly, and also laid a solid foundation for the subsequent resumption of production and work, and financing as well.”

As for Qiantu Motor’s attempt to go public in the U.S. capital market, Lu Qun said this will be a milestone in Qiantu Motor’s history.

With new financing in sight, Qiantu Motor made many moves in product development. According to market observation, Qiantu Motor’s strategic focus has shifted from superior performance and luxury represented by K50 in the past to customization and personalization at present.

On May 3, Lu Qun appeared in Douyin live-stream studio together with K50 and K50 convertible customized for the Round-T financing, and shared Qiantu Motor’s thoughts on customization with the audience. This also means the customized service will become Qiantu Motor’s “trump card” of after its comeback.

The first batch of customized models of Qiantu Motor is the Round-T financing customized version K50, which was tailored for 14 Tsinghua investors. In Lu Qun’s view, customization is not a service, but a transformation based on technological innovation. The first level of Qiantu Motor’s customization concept is rich configuration, the second level is one-to-one customization service, and the third level is personalized user co-creation.

New ideas like user co-creation and exclusive customization have also become Lu Qun’s pet phrase. So, what is the difference between Qiantu Motor’s co-creation and customization and other car companies’ similar concepts?

In Lu Qun’s opinion, the reason why Qiantu Motor wants to do co-creation and private customization is not to follow the fashion, let alone speculate on the concept. It is simply the natural outcome of Qiantu Motor’s own technological breakthroughs and innovations.

Lu Qun stressed that the materialization of user co-creation has to be shored up by solid technical foundation and material innovation and breakthrough.

The structure, materials and processes of the conventional automotive industry determine that it must be a mass production model and that it is difficult for the traditional auto industry to achieve small-scale customized production.

In addition, considering their extremely large size, it is rather difficult for traditional automobile enterprises to do a “quick, abrupt shift”.

As an emerging car maker, Qiantu Motor is a small boat without any burden. Therefore, it should seize this rare window of opportunity and survive and thrive in the new segment of private customization.

Lu Qun noted that Qiantu Motor is ready to focus on two areas. On the one hand, Qiantu Motor will build a differentiated competitive edge with its advantage in application of new materials on the manufacturing side. On the other hand, on the consumer side, Qiantu Motor will use new materials to make breakthroughs in traditional manufacturing processes and hopefully develop various types of products in small batches to meet the personalized needs of Generation Z and post-1995 generation.

The main direction of Qiantu Motor’s technology research effort has always remained the application of new materials. To my knowledge, even during the past two years of its low ebb, Qiantu Motor’s R&D team still worked hard on R&D.

According to Qiantu Motor’s plan, it will continue to deepen the layout of subsequent models in new material applications. It is learned that Qiantu Motor and its partners are already developing and producing technologies in such fields as aluminum alloy 3D printing technology, fluid metal body skeleton structure, new body connection technology and light alloy body manufacturing.

“Qiantu Motor plans to implement this service with the K50 and subsequent products. The one-to-one customization generally involves the participation of users and an exclusive team of designers and engineers to discuss the design and realize the personalized choice of model products. At the same time, the Qiantu Motor’s mini program will be launched to help consumers choose more configurations online.” According to Lu Qun, the first real user co-created product will be the K50 Convertible Edition, and Qiantu Motor will recruit 99 co-creators to participate in the design of the Convertible Edition. In addition, Lu Qun also revealed that the K20 model will soon be available for pre-sale. “This will be a model targeting young users.” Lu Qun said.

“Qiantu Motor doesn’t want to make electric Ferraris, but to be a trendy product for today’s youngsters.”

As an auto veteran with more than 20 years’ industry experience, Lu Qun has unique insights into automotive transformation and ongoing industrial changes.

In Lu Qun’s view, there are many dazzling concepts at the moment, but few Chinese companies are truly innovative in the new round of technology-driven inflection points. “There are so many new concepts, but it always seems that the whole auto industry is still very dull and boring. For shape design or intelligent cockpit, there are still very few real fundamental breakthroughs.”

And this means that the pattern is not yet settled, the competition is not yet over, and Qiantu Motor may be still promising.

“In the face of rapid technological change, the automotive industry has been slow to change and not sensitive enough to technological innovation. However, this also means great opportunities in the making.”

Lu Qun and Qiantu Motor are betting on innovative material applications and lightweight technologies. Lu Qun states that the electric transition gives composite materials large room for development.” The discharge temperature was very high before, and many composite materials could not be used. But now is a rare opportunity for the development and application of new materials.”

Qiantu Motor has always regarded lightweight technology as the “key” to cracking many of the current electrification problems. According to Lu Qun’s understanding, the vast majority of electric vehicles now increase range by increasing battery density and carrying more batteries, but few electric vehicle manufactures have reverse thinking to focus on energy consumption reduction. More driving mileage can be secured on the same quantity of batteries if the weight of the vehicle is reduced through lightweight treatment.

“We need to think out of the box and upgrade our thinking. If we look at the current problem in another dimension, it is possible to find better or more innovative solutions. If everyone does the same thing and shares the same view, how can we talk about innovation? Many new things will come out in this world?” Lu Qun said bluntly.

As a Chinese poem puts it well, a mountain, when viewed in face, may look like a range. Sometimes we need to look at something from a higher perspective.

Qiantu Motor was at a low ebb in the past two years, which provided much food for thought for Lu Qun and his team.

“At this point, I am wondering what lessons we have learned in the last two years or so? What are the results of our reflections?” In the interview, Lu Qun expressed his thoughts straightforwardly.

If Lu Qun were allowed to go back to 2019, what is the one thing he would like to do most?

“I will do everything possible to bring K20 to the market.” Lu Qun thought for a long time.

Failure to bring the K20 to the market as soon as possible is one of the most regrettable things in Lu Qun’s mind. The disturbed tempo of product development and delayed brand building put Qiantu Motor in real difficulties.

While taking root in the factory, seeking financing and working on R&D, Lu Qun also took pains to analyze the merits and demerits of his team.

“Before 2019 the whole team did not have a proper and accurate understanding of capital, capital market and investment. We did not study and learn the laws, operation mode and appeals of capital. In a sense, we were almost laymen for the capital market. For capital operation, a thing so important to entrepreneurship, we still did it ourselves. In fact, we largely ignored the appeals of capital and paid little attention to the power of capital.”

Lu Qun, an engineer from the automotive engineering department of Tsinghua University, is always an “insider” in car making. He used to believe that it was enough for the team to have the understanding of the industry, sufficient technology foundation and down-to-earth attitude to do well in innovation and entrepreneurship.

At present, he argues that a science-student mindset gives Qiantu Motor an engineer culture and technology-driven gene, but this is far from enough for the business world and entrepreneurial car building.

“There are many other economic factors that we don’t understand well. We did not pay enough attention to the demands of the capital, nor thought in their way to find the solution they want. To sum up, we were not on the same channel with the capital.”

After painful reflection, in the past year Lu Qun has set up a new financing team and made a new financing plan. “Hindsight is better than being unaware,” he said.

I always believe that starting a business is like going to the west for Buddhist scriptures. We have to endure countless hardships before we make our dreams come true. There is no template or experience for us to draw on. Only the real-life lessons and competitors are the most valuable assets for us.

Every cloud has a silver lining.

In the past two years, Qiantu Motor has experienced many setbacks and its progress slowed down. Lu Qun, both an engineer and an entrepreneur, has found more time to reflect on car making and entrepreneurship.

“Engineers represent rigor and professionalism, but the world is not made up of engineers. We should understand this colorful world more profoundly. For me, business starting differs from being an engineer. As an engineer, you just think in the engineering way. As an entrepreneur, you are expected to continue innovation and enrich your understanding of the world.”

Lu Qun, who used to think technology decides everything, now thinks it important to look at this new world from many more perspectives. “Technology does not generate money itself, and you need to produce products with new value for users. Engineers have to engage with consumers. The manufacturing sector has to work closely with capital in order to open the door to a new world.”

Lu Qun, who is still at the business arena, has a clear understanding of uncertainties and the path ahead.

“Pigs can fly when there is wind. Now there is no wind, and you have to figure out a way to fly without falling to the ground. The only way out is to return to the fundamental understanding. Where does the disruptive attributes of the industry lie? Where is the value of the product? Where are the opportunities for Qiantu Motor? Anyway, we must stick to our basic judgment.”

In his opinion, with numerous uncertainties cropping up here and there, it is absolutely necessary for us to return to the original point. Only in this way can we look through short-term uncertainties and find the way out for Qiantu Motor.

Qiantu Motor’s insight into the industry’s general trends has not changed, and Qiantu Motor’s mindset of seeking breakthroughs with technology has not changed.

The road ahead is long, and Qiantu Motor is still on the road to success. This is also true of Lu Qun.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. CH-AUTO’s (referred herein as Qiantu Motor) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, CH-AUTO’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside CH-AUTO’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”) between CH-AUTO and Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) (“Mountain Crest”); (2) the outcome of any legal proceedings that may be instituted against Mountain Crest and CH-AUTO following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Mountain Crest and CH-AUTO, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on CH-AUTO’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain the listing of CH AUTO Inc.’s ordinary shares on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CH-AUTO to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Mountain Crest or CH-AUTO may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to CH-AUTO; (13) risks related to the organic and inorganic growth of CH-AUTO’s business and the timing of expected business milestones; (14) the amount of redemption requests made by Mountain Crest’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of Mountain Crest for its initial public offering and the proxy statement relating to the proposed business combination, including those under “Risk Factors” therein, and in Mountain Crest’s other filings with the SEC. Mountain Crest cautions that the foregoing list of factors is not exclusive. Mountain Crest and CH-AUTO caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Mountain Crest and CH-AUTO do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, CH AUTO Inc. and Mountain Crest intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and a proxy statement on Schedule 14A, including a preliminary proxy statement and a definitive proxy statement. Mountain Crest’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CH-AUTO, Mountain Crest, and the proposed business combination. Promptly after filing its definitive proxy statement relating to the proposed business combination with the SEC, Mountain Crest will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting on the business combination and the other proposals. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, and other relevant materials filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Mountain Crest and its directors and executive officers may be deemed participants in the solicitation of proxies from Mountain Crest’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Mountain Crest will be included in the proxy statement for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed business combination when available. Information about Mountain Crest’s directors and executive officers and their ownership of Mountain Crest common stock is set forth in Mountain Crest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

CH-AUTO and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination.

Contacts:

For CH-AUTO TECHNOLOGY CORPORATION LTD.:

Qun Lu

Chairman and CEO

Building 4, AVIC International Industrial Park Area 1, Shijun North Street, Shunyi District, Beijing, China

For Mountain Crest Acquisition Corp. IV:

Dr. Suying Liu

Chairman, CEO, and CFO

311 W 43rd St, 12th Fl, New York, NY 10036, USA